UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1169

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

(Full title of the Plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009, and

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of the

    Voluntary Investment Pension Plan for

    Hourly Employees of The Timken Company

We have audited the accompanying statements of net assets available for benefits of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 28, 2011

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value:
Interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans	$127,869,251	$107,836,454

Receivables:
Contribution receivable from participants	29,105	9,601
Participant notes receivable	3,919,640	3,939,728

	3,948,745	3,949,329

Total assets reflecting investments at fair value	131,817,996	111,785,783

Adjustment from fair value to contract value for interest in The Master Trust Agreement for The Timken Company Defined Contribution Plans relating to fully benefit-responsive investment contracts	444,618	1,338,101

Net assets available for benefits	$132,262,614	$113,123,884

See accompanying notes.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions
Investment income:
Net investment gain from The Master Trust Agreement for The Timken Company Defined Contribution Plans	$25,281,213
Interest income from participant notes	201,245

25,482,458

Participant rollovers	23,900

Contributions:
Participants	5,152,450
The Timken Company	—

5,152,450

Total additions	30,658,808

Deductions
Benefits paid directly to participants	11,507,503
Administrative expenses	12,575

Total deductions	11,520,078

Net increase	19,138,730

Net assets available for benefits:
Beginning of year	113,123,884

End of year	$132,262,614

See accompanying notes.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements

December 31, 2010 and 2009, and

Year Ended December 31, 2010

1. Description of the Plan

The following description of the Voluntary Investment Pension Plan for Hourly Employees of The Timken Company (the Plan) provides only general information. Participants should refer to the 2009 401(k) Agreement Between The Timken Company and the United Steelworkers of America, AFL-CIO (the 401(k) Agreement), for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of The Timken Company (Timken, the Company and Plan Administrator) who are represented by the United Steelworkers, AFL-CIO. Employees of the Company become eligible to participate in the Plan beginning the first month following completion of a 120 working day probationary period, provided that health care benefits have become effective. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2010, each year, participants may contribute any whole percentage of their gross earnings, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. No Company contributions are provided under the Plan. Upon enrollment, a participant must direct their contribution in 1% increments to any of the Plan’s fund options. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunication system and through the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants vest immediately in their contributions plus actual earnings thereon.

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed four years. The loans are secured by the balance in the participant’s account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the balance of their account or elect to receive installment payments of their assets over a period of time not to exceed their life expectancy. If a participant’s account balance is greater than $1,000, they may leave their vested assets in the Plan until age 70 1/2.

Plan Termination

The Plan shall continue in full force and effect until January 1, 2014, and for yearly periods thereafter unless either the Company or the United Steelworkers, AFL-CIO shall notify the other party in writing within 60 days before the termination date of the 401(k) Agreement that they desire to terminate the agreement. The Plan may generally be amended by mutual consent of the Company and the United Steelworkers, AFL-CIO. In the event of Plan termination, the Plan’s trustee, JP Morgan (Trustee), shall distribute to each participant the amount standing to their credit in their separate account. Participants may elect to have dividends in The Timken Company Common Stock Fund distributed to them in cash rather than automatically reinvested in Timken common shares.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and are invested in The Master Trust Agreement for the Company defined contribution plans (Master Trust), which was established for the investment of assets of the Plan and the seven other defined contribution plans sponsored by the Company.

The Trustee maintains a collective investment trust of common shares of The Timken Company in which the Company’s defined contribution plans participate on a unit basis. Common shares of the Timken Company are traded on a national securities exchange and participation units in The Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the plan year. The valuation per unit of The Timken Company Common Stock Fund was $25.94 and $12.99 at December 31, 2010 and 2009, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis.

With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

2. Accounting Policies (continued)

Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to participant notes receivable as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Investments

The Plan’s assets are held in The Timken Company Master Trust (Master Trust), commingled with assets of other Company-sponsored benefit plans.

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. At December 31, 2010 and 2009, The Timken Company Common Stock Fund consisted of 13,839,282 and 18,565,348 units, respectively, of The Timken Company’s common stock. The Plan’s interest in the Master Trust as of December 31, 2010 and 2009 was 10.91% and 11.64%, respectively.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

3. Investments (continued)

The following tables present the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment fund of the Master Trust:

	December 31, 2010
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at fair value
The Timken Company Common Stock Fund	$359,007,594	$—	$—	$—	$359,007,594	7.05%
Morgan Stanley Small Company Growth	—	15,390,870	—	—	15,390,870	13.18%
American Funds EuroPacific Growth	—	87,015,017	—	—	87,015,017	8.37%
American Funds Growth Fund of America	—	72,503,692	—	—	72,503,692	10.54%
American Funds Washington Mutual	—	13,842,649	—	—	13,842,649	10.87%
American Beacon Small Cap Value	—	20,557,770	—	—	20,557,770	15.41%
Vanguard Target Retirement Income	—	8,276,245	—	—	8,276,245	4.53%
Vanguard Target Retirement 2005	—	8,449,741	—	—	8,449,741	6.85%
Vanguard Target Retirement 2015	—	59,391,774	—	—	59,391,774	7.21%
Vanguard Target Retirement 2025	—	26,852,983	—	—	26,852,983	6.64%
Vanguard Target Retirement 2035	—	28,901,726	—	—	28,901,726	6.41%
Vanguard Target Retirement 2045	—	11,017,836	—	—	11,017,836	4.74%
JPMorgan S&P 500 Index	—	—	155,476,744	—	155,476,744	20.06%
JPMorgan Core Bond	—	—	90,402,233	—	90,402,233	12.41%
SSgA Russell 2000-A Index	—	—	43,163,523	—	43,163,523	11.15%

	359,007,594	352,200,303	289,042,500	—	1,000,250,397

JPMorgan Stable Value	—	—	—	172,580,987	172,580,987
Adjustments from fair value to contract value	—	—	—	3,152,367	3,152,367

	—	—	—	175,733,354	175,733,354	14.10%

Net assets of Master Trust	$359,007,594	$352,200,303	$289,042,500	$175,733,354	$1,175,983,751	10.91%

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

3. Investments (continued)

	December 31, 2009
	Company Stock	Registered Investment Companies	Common Collective	Investment Contracts	Total Assets	Plan’s Ownership Percentage
Investments, at fair value
The Timken Company Common Stock Fund	$241,078,465	$—	$—	$—	$241,078,465	7.13%
Morgan Stanley Small Company Growth	—	12,243,603	—	—	12,243,603	12.38%
American Funds EuroPacific Growth	—	74,317,577	—	—	74,317,577	9.69%
American Funds Growth Fund of America	—	67,537,569	—	—	67,537,569	10.08%
American Funds Washington Mutual	—	11,215,596	—	—	11,215,596	10.76%
American Beacon Small Cap Value	—	13,699,725	—	—	13,699,725	12.38%
Vanguard Target Retirement Income	—	5,531,329	—	—	5,531,329	5.01%
Vanguard Target Retirement 2005	—	7,056,661	—	—	7,056,661	4.86%
Vanguard Target Retirement 2015	—	50,484,452	—	—	50,484,452	7.79%
Vanguard Target Retirement 2025	—	18,053,441	—	—	18,053,441	7.68%
Vanguard Target Retirement 2035	—	27,730,864	—	—	27,730,864	5.25%
Vanguard Target Retirement 2045	—	9,407,644	—	—	9,407,644	3.71%
JPMorgan S&P 500 Index	—	—	139,647,844	—	139,647,844	20.83%
JPMorgan Core Bond	—	—	66,002,400	—	66,002,400	16.20%
SSgA Russell 2000-A Index	—	—	29,479,093	—	29,479,093	10.03%

	241,078,465	297,278,461	235,129,337	—	773,486,263

JPMorgan Stable Value	—	—	—	154,903,737	154,903,737
Adjustments from fair value to contract value	—	—	—	9,702,374	9,702,374

	—	—	—	164,606,111	164,606,111	14.01%

Net assets of Master Trust	$241,078,465	$297,278,461	$235,129,337	$164,606,111	$938,092,374	11.64%

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

3. Investments (continued)

Investment income for the Master Trust is as follows:

Year Ended December 31, 2010
Net appreciation in fair value of investments

The Timken Company Common Stock Fund	$212,383,745
Registered investment companies	33,116,620
Common collective funds	34,413,623

279,913,988
Net appreciation in investment contracts	1,871,657
Interest and dividends	10,836,406

Total Master Trust	$292,622,051

4. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The FASB provides accounting rules that classify the inputs used to measure fair value into the following hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets
The Timken Company Common Stock Fund	$359,007,594	$—	$359,007,594	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	15,390,870	15,390,870	—	—
American Funds EuroPacific Growth	87,015,017	87,015,017	—	—
American Funds Growth Fund of America	72,503,692	72,503,692	—	—
American Funds Washington Mutual	13,842,649	13,842,649	—	—
American Beacon Small Cap Value	20,557,770	20,557,770	—	—
Vanguard Target Retirement Income	8,276,245	8,276,245	—	—
Vanguard Target Retirement 2005	8,449,741	8,449,741	—	—
Vanguard Target Retirement 2015	59,391,774	59,391,774	—	—
Vanguard Target Retirement 2025	26,852,983	26,852,983	—	—
Vanguard Target Retirement 2035	28,901,726	28,901,726	—	—
Vanguard Target Retirement 2045	11,017,836	11,017,836	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	155,476,744	—	155,476,744	—
JPMorgan Core Bond	90,402,233	—	90,402,233	—
SSgA Russell 2000-A Index	43,163,523	—	43,163,523	—
Investment Contracts:
JPMorgan Stable Value	172,580,987	—	—	172,580,987

Total assets	$1,172,831,384	$352,200,303	$648,050,094	$172,580,987

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

	Assets at Fair Value as of December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets
The Timken Company Common Stock Fund	$241,078,465	$—	$241,078,465	$—
Registered Investment Companies:
Morgan Stanley Small Company Growth	12,243,603	12,243,603	—	—
American Funds EuroPacific Growth	74,317,577	74,317,577	—	—
American Funds Growth Fund of America	67,537,569	67,537,569	—	—
American Funds Washington Mutual	11,215,596	11,215,596	—	—
American Beacon Small Cap Value	13,699,725	13,699,725	—	—
Vanguard Target Retirement Income	5,531,329	5,531,329	—	—
Vanguard Target Retirement 2005	7,056,661	7,056,661	—	—
Vanguard Target Retirement 2015	50,484,452	50,484,452	—	—
Vanguard Target Retirement 2025	18,053,441	18,053,441	—	—
Vanguard Target Retirement 2035	27,730,864	27,730,864	—	—
Vanguard Target Retirement 2045	9,407,644	9,407,644	—	—
Common Collective Funds:
JPMorgan S&P 500 Index	139,647,844	—	139,647,844	—
JPMorgan Core Bond	66,002,400	—	66,002,400	—
SSgA Russell 2000-A Index	29,479,093	—	29,479,093	—
Investment Contracts:
JPMorgan Stable Value	154,903,737	—	—	154,903,737

Total assets	$928,390,000	$297,278,461	$476,207,802	$154,903,737

The Timken Company Stock Fund participates in units and is valued based on the closing price of Timken common shares traded on a national securities exchange. Registered investment companies are valued based on quoted market prices reported on the active market on which the individual securities are traded.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

4. Fair Value (continued)

The JPMorgan S&P 500 Index fund includes investments that provide exposure to a broad equity market and is designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair values of the investments in this category have been determined using the net asset value per share.

The JPMorgan Core Bond fund includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate- and long-term debt securities. The fair value of the investments in this category has been determined using the net asset value per share.

The SSgA Russell 2000-A Index fund includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The Fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this category has been determined using the net asset value per share.

Investment contracts include a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. See Note 5 – Investment Contracts for further discussion on investment contracts.

The following tables present the fair value hierarchy for those investments of the Master Trust measured at fair value on a recurring basis as of December 31, 2010:

Investment contracts at fair value:
Balance, beginning of year	$154,903,737
Unrealized gains	17,677,250

Balance, end of year	$172,580,987

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

5. Investment Contracts

The Master Trust invests in guaranteed investment contracts (GICs), or a Stable Value Fund, that credit a stated interest rate for a specified period of time. The Stable Value Fund provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party which back the underlying assets owned by the Master Trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s wrapper contracts permit all allowable participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring and which would limit its ability to transact at contract value with the issuer of the wrapper contract, which also limit the ability of the Plan to transact at contract value with participants. The wrapper contracts cannot be terminated by its issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rates for the wrap contracts are calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index, but cannot be less than zero.

	December 31,
Average Yields for Synthetic GICS	2010	2009
Based on actual earnings	3.0%	4.2%
Based on interest rate credited to participants	2.0%	2.2%

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$132,262,614	$113,123,884
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(444,618)	(1,338,101)

Net assets available for benefits per the Form 5500	$131,817,996	$111,785,783

The fully benefit-responsive investment contracts have been adjusted from fair value to contract value for purposes of the financial statements. For purposes of the Form 5500, the investment contracts will be stated at fair value.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$30,658,808
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	1,338,101
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(444,618)

Total income per the Form 5500	$31,552,291

7. Risks and Uncertainties

The Master Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the IRS dated April 23, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan’s operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan’s operations into compliance.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. Related-Party Transactions

Related-party transactions included the investments in the common stock of the Company and the investment funds of the Trustee. Such transactions are exempt from being prohibited transactions.

The following is a summary of transactions in Timken common shares with the Master Trust for the year ended December 31, 2010:

	Shares	Dollars
Purchased	1,550,290	$27,644,148
Issued to participants for payment of benefits	232,604	2,667,563

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

Notes to Financial Statements (continued)

9. Related-Party Transactions (continued)

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties in interest were based on customary and reasonable rates for such services.

Supplemental Schedule

Voluntary Investment Pension Plan for

Hourly Employees of The Timken Company

EIN #34-0577130            Plan #019

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

Participant notes receivable*	Interest rates ranging from 4.25% to 9.25% with various maturity dates	$3,919,640

*	Indicates party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE VOLUNTARY INVESTMENT PENSION PLAN FOR HOURLY EMPLOYEES OF THE TIMKEN COMPANY

Date: June 28, 2011	By:	/s/ Scott A. Scherff
Scott A. Scherff
Corporate Secretary and Vice President – Ethics and Compliance